Exhibit 99.53

Torex Gold Reports Q1 2026 Results

Strong financial performance drove record margins and significant free cash flow generation; Media Luna North and Los Reyes projects tracking to plan

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 6, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports the Company’s financial and operational results for the three months ended March 31, 2026. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Jody Kuzenko, President & CEO of Torex, stated:

“2026 is off to a solid start with production tracking to plan, the ramp-up of Media Luna complete, and an enhanced return of capital program in place, reflecting the robust free cash flow generation of the business. Importantly, our safety performance continued to be excellent, with no lost-time injuries in Q1 and a lost-time injury frequency of zero per million hours worked as at the end of the quarter.

“During the first quarter, we delivered multiple quarterly financial records including revenue of $539 million, adjusted EBITDA1 of $359 million, and an impressive all-in sustaining costs margin1 of 60%, ending the quarter with available liquidity1 of over $465 million. The Company generated $157 million in free cash flow1 after $165 million in tax and royalty payments, which was used to pay down the $30 million of outstanding debt, deliver $10 million in cash dividends to our shareholders, and repurchase $111 million of shares under our normal course issuer bid (“NCIB”). With gold, silver, and copper prices remaining robust, and annual tax and royalty payments made in March, Torex is well-positioned to continue to deliver significant free cash flow while also delivering on our capital allocation priorities through the remainder of the year and beyond.

“Gold equivalent production is tracking to plan for the year, with second quarter production expected to be at a similar level as the first quarter and then increase as we move into higher grade and higher recovery stopes in the second half of the year. All-in sustaining costs are expected to follow a similar path, with costs improving in line with the stronger anticipated production subject to the potential impact on royalties and profit-sharing payments of higher than forecast metal prices, as well as the continued strength of the Mexican peso.

“On the project front, development of Media Luna North is tracking to plan and on schedule to deliver first ore by year-end. A preliminary economic assessment for Los Reyes is on track to be released mid-year, which will demonstrate our confidence in the long-term value of the project. We continue to focus on putting in place the conditions to allow a safe return to drilling at Los Reyes following security risks in the region, while drilling at our regional prospects in Chihuahua and Nevada is expected to kick off this summer. Drilling at Morelos is gaining momentum, with plans to direct more of the planned expenditure this year to the eastern and southern extensions of Media Luna, specifically within the San Miguel Corridor.

“Overall, the Company is in an excellent position financially and operationally. With significant free cash flow generation and our operations tracking to plan, we’re well-placed to continue to generate impressive returns at Morelos for the foreseeable future and unlock value across our expanded portfolio of assets in Nevada and Mexico.”

Q1 2026 HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the quarter and exited the quarter with a lost-time injury frequency (“LTIF”) of 0.00 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Gold production: Production of 100,874 gold equivalent ounces[2] (oz AuEq), including 73,647 oz Au for the quarter. The Media Luna underground mine achieved a quarterly average design throughput of 7,500 tonnes per day (“tpd”) nine months ahead of the schedule set out in the technical report and three months ahead of the most recent forecast. In addition, performance at ELG Underground remained consistently strong as mining rates averaged more than 3,000 tpd. Production was influenced by mine sequencing and maintenance activities at the processing plant. Consistent with annual guidance, quarterly production is expected to remain at similar levels during Q2 before increasing in the second half of the year. The Company is on track to achieve annual production guidance of 420,000 to 470,000 oz AuEq[2].

•

Record quarterly revenue: Gold equivalent ounces sold of 109,222 oz AuEq[2] at a record quarterly average realized gold price[1] of $4,784 per oz AuEq[2], contributing to revenue of $539.3 million. Revenue for the quarter includes a net loss of $24.0 million for price adjustments on provisionally priced concentrate sales (a realized gain of $8.1 million on final sales settlements during the first quarter and an unrealized loss of $32.1 million on provisional sales pending final settlement) due to lower metals prices at the end of the quarter. In the first quarter of 2026, the Company recognized a net derivative gain of $6.9 million (an unrealized gain of $21.3 million and a realized loss of $14.4 million) on quotational period hedges entered into to mitigate price risk on provisionally priced sales.

•

Robust all-in sustaining margins[1]: Quarterly all-in sustaining costs of $1,917 per oz AuEq sold[2], relative to guidance of $1,750 to $1,850 per oz AuEq sold[2]. All-in sustaining costs margin[1] of $2,867 per oz AuEq sold, implying a record quarterly all-in sustaining costs margin[1] of 60%. Cost of sales was $226.7 million or $2,076 per oz AuEq sold. Costs during the quarter reflect the impact of the higher market price for gold, silver and copper on royalties, Mexican profit sharing and land access agreements, known as temporary occupation agreements (“TOAs”), with local communities.

•

Record profitability and adjusted EBITDA[1]: Reported record quarterly net income of $207.5 million or earnings of $2.18 per share on a basic basis and $2.16 on a diluted basis. Adjusted net earnings of $199.7 million or $2.10 per share on a basic basis and $2.08 per share on a diluted basis. Generated record quarterly EBITDA of $358.1 million and record adjusted EBITDA of $358.6 million.

•

Strong cash flow generation: Net cash generated from operating activities totalled $209.8 million and $174.2 million before changes in non-cash operating working capital, including income taxes and royalties paid of $164.5 million, reflecting the annual true-up of corporate income taxes, the annual payment of mining taxes, the annual payment of the 1% royalty, the quarterly payment of the 2.5% royalty, and instalments for income taxes for 2026. Free cash flow[1] of $157.3 million is net of cash outlays for capital expenditures, lease payments, and interest.

•

Strong financial liquidity: In January 2026, the Company fully repaid the remaining $30.0 million drawn on the credit facility. The Company has a fully undrawn credit facility of $350.0 million with a maturity date in June 2029 and a $200.0 million accordion feature that is available at the discretion of the lenders. The quarter closed with a $466.9 million in available liquidity[1], including $130.0 million in cash and $336.9 million available on the $350.0 million credit facilities, net of letters of credit outstanding of $13.1 million.

•	Return of Capital to Shareholders[3]: In May, the Company announced an enhanced return of capital program targeting the return of $350.0 million to shareholders during 2026, through a combination of share repurchases and dividends. During the first quarter, the Company leveraged strong cash flow generation to return $121.2 million under its return of capital program.

•

Dividends: During the first quarter of 2026, the Company paid dividends of $10.4 million. In May 2026, the Company declared its next quarterly dividend of C$0.16 per common share (“Torex Share”), an increase of 7% over the prior quarterly dividend, which is payable on June 4, 2026 to shareholders of record on May 21, 2026.

•

Share Repurchases: During the first quarter of 2026, the Company repurchased 2,141,801 Torex Shares for $110.8 million (C$151.4 million) at an average price per share of $51.73 (C$70.69) under the Company’s NCIB.

•

Media Luna North Project: During the quarter, $14.7 million of non-sustaining capital expenditures were incurred relating to Media Luna North. Development of the main access ramp and haulage drift at Media Luna North continued to track well. First production at Media Luna North remains on track for late 2026 with the declaration of commercial production shortly thereafter.

•

Exploration and Drilling Activities[4]: In April, the Company announced results from the ongoing drilling and exploration program within the ELG Underground and Media Luna Cluster. Results to date support the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex.

•

ELG Underground: The discovery of new mineralized structures at the El Limón Sur trend and mineralization encountered beyond the boundary of defined resources at both the Sub-Sill and El Limón West trends, continue to demonstrate the upside resource potential of ELG Underground.

•

Media Luna Cluster: Results support the potential to expand resources to the south and east of the Media Luna mine. In addition, surface mapping suggests potential continuity between these zones which will be the focus of follow-up drilling.

•	Year-end Mineral Reserves & Resources[5]: In March, the Company released its 2025 mineral reserves and resources update.

•

Morelos: Mineral reserves for Morelos increased 4% prior to depletion (5% decrease net of depletion), with gains from drilling success at ELG Underground and Media Luna partially offsetting depletion and the reductions in reserves associated with updates to the geological model at Media Luna North. At Media Luna West, an inaugural Inferred Resource of 506 koz AuEq was delineated with an average grade of 5.11 grams per tonne (“gpt”) AuEq.

•	Los Reyes Project: The acquisition of Los Reyes added 2,047 koz AuEq of Indicated Resources and 765 koz AuEq of Inferred Resources to the Company’s overall resource inventory.

Record investment in exploration and resource drilling of $77.0 million is planned for 2026, focusing on enhancing and extending the production profile at the Morelos Complex, advancing and de-risking Los Reyes, and surfacing value across its early-stage exploration properties.

•

CEO Transition: On February 4, 2026, the Company announced that Jody Kuzenko, President and Chief Executive Officer (“CEO”), will retire from the Company immediately following the Annual and Special Shareholder Meeting on June 17, 2026. As part of the Company’s long-term succession planning, Andrew Snowden, Chief Financial Officer (“CFO”), will assume the role of President and CEO at that time. The Company is in the final phase of its CFO search and will announce a replacement in due course.

•

Appointment of New Director: In April, the Company announced the appointment of Mr. Jacques Perron to the Board of Directors. Mr. Perron is a seasoned director with over 40 years of experience in the mining sector and has extensive technical and operations experience.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the first quarter operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914

•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

FOOTNOTES

1.

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to “Non-GAAP Financial Performance Measures” of the Company’s MD&A for the three months ended March 31, 2026, dated May 5, 2026. The MD&A and the Company’s unaudited condensed consolidated financial statements and related notes for the three months ended March 31, 2026, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended March 31, 2026, market prices averaged $4,873/oz gold, $84.33/oz silver, and $5.83/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (84.33 / 4,873) x Ag (koz) + 1,000,000 x (5.83 / 4,873) x Cu (mlb). Guidance for 2026 assumed metal prices of $4,000/oz gold, $45.00/oz silver, and $4.90/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (45.00 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

3.

For more information on the Company’s return of capital program, see the Company’s news release titled “Torex Gold Reports Enhanced Return of Capital Program” issued on May 6, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4.

For more information on the Morelos exploration and drilling results, see the Company’s news release titled “Torex Gold Provides Q1 2026 Morelos Drilling & Exploration Update” issued on April 30, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

Mineral reserve and mineral resource estimates for the Morelos Complex can be found in tables 12 and 13, below. AuEq values account for underlying metal prices and metallurgical recoveries used in reserve and resource estimates. For additional information on the mineral reserve and mineral resource estimates for the Morelos Complex, please see the Company’s annual information form for the year ended December 31, 2025, or the Company’s news release titled “Torex Gold Reports Year-end 2025 Reserves & Resources” issued on March 24, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

Table 1: Operating and Financial Highlights

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Safety
Lost-time injury frequency[1]	/million hours	0.00	0.07	0.59
Total recordable injury frequency[1]	/million hours	0.61	0.73	1.52
Operating Results - Gold Equivalent basis
Gold equivalent produced	oz AuEq	100,874	117,325	59,777
Gold equivalent payable produced[2]	oz AuEq	98,482	114,844	59,630
Gold equivalent sold[2]	oz AuEq	109,222	105,946	60,568
Total cash costs[2],3	$/oz AuEq	1,534	1,499	1,020
All-in sustaining costs[2,3]	$/oz AuEq	1,917	1,905	1,405
Average realized gold price[2,3]	$/oz AuEq	4,784	4,393	2,793
Financial Results
Revenue		$539.3	465.3	170.0
Cost of sales		$226.7	214.7	94.1
Earnings from mine operations		$312.6	250.6	75.9
Net income		$207.5	166.8	39.0
Per share - Basic	$/share	2.18	1.78	0.45
Per share - Diluted	$/share	2.16	1.76	0.45

Adjusted net earnings[3]		$199.7	161.0	35.9
Per share - Basic[3]	$/share	2.10	1.72	0.42
Per share - Diluted[3]	$/share	2.08	1.70	0.41
EBITDA[3]		$358.1	260.4	88.1
Adjusted EBITDA[3]		$358.6	273.0	91.8
Cost of sales - gold equivalent basis	$/oz AuEq	2,076	2,027	1,554
Net cash generated from (used in) operating activities		$209.8	244.3	(9.9)
Net cash generated from (used in) operating activities before changes in non-cash operating working capital		$174.2	248.6	(17.7)
Free cash flow[3]		$157.3	165.6	(133.3)
Cash and cash equivalents		$130.0	119.5	106.5
Debt, net of deferred finance charges		$—	27.6	193.1
Lease-related obligations		$101.1	105.6	86.5
Net cash (debt)[3]		$28.9	(16.1)	(175.0)
Available liquidity[3]		$466.9	426.3	197.6

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2026, dated May 5, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the three months ended March 31, 2026, dated May 5, 2026. The MD&A and the Company’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2026, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold sold	oz	81,233	87,262	59,756
Total cash costs per oz sold
Production costs		$151.3	145.3	56.2
Royalties		$19.0	15.6	6.0
Silver sales[1]		$(47.2)	(31.8)	(1.1)
Copper sales[1]		$(88.8)	(62.6)	(1.2)
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized gain on foreign currency contracts		$(0.4)	(3.5)	(0.4)
Total cash costs		$31.5	64.4	59.5
Total cash costs per oz sold	$/oz	388	738	996
All-in sustaining costs per oz sold
Total cash costs		$31.5	64.4	59.5
General and administrative costs[2]		$10.2	9.7	8.7
Reclamation and remediation costs		$2.0	1.2	1.0
Sustaining capital expenditure[3]		$29.7	32.1	13.6
Total all-in sustaining costs		$73.4	107.4	82.8
Total all-in sustaining costs per oz sold	$/oz	904	1,231	1,386
Gold equivalent sold[4]	oz AuEq	109,222	105,946	60,568
Total cash costs per oz AuEq sold
Production costs		$151.3	145.3	56.2
Royalties		$19.0	15.6	6.0
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized gain on foreign currency contracts		$(0.4)	(3.5)	(0.4)
Total cash costs		$167.5	158.8	61.8
Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,534	1,499	1,020
All-in sustaining costs per oz AuEq sold
Total cash costs		$167.5	158.8	61.8
General and administrative costs[2]		$10.2	9.7	8.7
Reclamation and remediation costs		$2.0	1.2	1.0
Sustaining capital expenditure[3]		$29.7	32.1	13.6
Total all-in sustaining costs		$209.4	201.8	85.1

Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	1,917	1,905	1,405

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $1.2 million, loss of $9.4 million and loss of $7.6 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.1 million, $nil and $0.1 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.3 million or $28/oz ($21/oz AuEq) for the three months ended March 31, 2026, $2.1 million or $24/oz ($20/oz AuEq) for the three months ended December 31, 2025, $2.3 million or $38/oz ($38/oz AuEq) for the three months ended March 31, 2025.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2026, dated May 5, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Sustaining	$22.0	24.6	12.8
Lease Payments (Sustaining)	$7.7	7.5	0.8
Total Sustaining	$29.7	32.1	13.6
Non-sustaining
Media Luna Project[1]	$8.2	15.3	55.5
Media Luna North Project	$14.7	10.2	4.0
Media Luna North Drilling	$3.1	0.1	0.2
Working Capital Changes and Other	$(7.1)	9.7	50.2
Capital expenditures[2]	$48.6	67.4	123.5

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $4.0 million for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price to Revenue

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold sold	oz	81,233	87,262	59,756
Revenue		$539.3	465.3	170.0
Silver sales[1]		$(47.2)	(31.8)	(1.1)
Copper sales[1]		$(88.8)	(62.6)	(1.2)
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
Total proceeds		$400.9	371.0	166.9
Average realized gold price	$/oz	4,935	4,252	2,793
Gold equivalent sold[2]	oz AuEq	109,222	105,946	60,568
Revenue		$539.3	465.3	170.0
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
Realized loss on QP Hedges		$(14.4)	—	—
Total proceeds		$522.5	465.4	169.2
Average realized gold price	$/oz AuEq	4,784	4,393	2,793

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2026, dated May 5, 2026 for the relevant average market prices by commodity, available on Torex’s website

(www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gold sold	oz	81,233	87,262	59,756
Revenue		$539.3	465.3	170.0
Silver sales[1]		$(47.2)	(31.8)	(1.1)
Copper sales[1]		$(88.8)	(62.6)	(1.2)
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
All-in sustaining costs		$(73.4)	(107.4)	(82.8)
All-in sustaining costs margin		$327.5	263.6	84.1
Average realized gold price	$/oz	4,935	4,252	2,793
Total all-in sustaining costs margin	$/oz	4,031	3,021	1,407
Total all-in sustaining costs margin	%	82	71	50
Gold equivalent sold[2]	oz AuEq	109,222	105,946	60,568
Revenue		$539.3	465.3	170.0
Treatment, refining and other cost deductions		$(2.4)	1.4	—
Realized loss on gold contracts		$—	(1.3)	(0.8)
Realized loss on QP Hedges		$(14.4)	—	—
All-in sustaining costs		$(209.4)	(201.8)	(85.1)
All-in sustaining costs margin		$313.1	263.6	84.1
Average realized gold price	$/oz AuEq	4,784	4,393	2,793
Total all-in sustaining costs margin[2]	$/oz AuEq	2,867	2,488	1,388
Total all-in sustaining costs margin	%	60	57	50

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” section of the Company’s MD&A for the three months ended March 31, 2026, dated May 5, 2026 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Basic weighted average shares outstanding	shares	95,313,769	93,644,666	86,125,855
Diluted weighted average shares outstanding	shares	95,970,052	94,779,109	87,326,899
Net income		$207.5	166.8	39.0
Adjustments:
Unrealized foreign exchange (gain) loss		$(0.8)	0.2	(0.7)
Unrealized loss (gain) on derivative contracts, excluding QP Hedges		$0.1	3.0	(3.2)
Loss on remeasurement of share-based payments		$1.2	9.4	7.6
Derecognition of provisions for uncertain tax positions		$(12.7)	—	(9.2)
Tax effect of above adjustments		$0.2	(1.0)	1.2
Tax effect of currency translation on tax base		$4.2	(17.4)	1.2
Adjusted net earnings		$199.7	161.0	35.9
Per share - Basic	$/share	2.10	1.72	0.42
Per share - Diluted	$/share	2.08	1.70	0.41

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Net income	$207.5	166.8	39.0
Finance costs and other, net	$2.7	6.2	2.6
Depreciation and amortization[1]	$56.5	53.9	32.0
Current income tax expense	$88.7	96.9	6.0
Deferred income tax expense (recovery)	$2.7	(63.4)	8.5
EBITDA	$358.1	260.4	88.1
Adjustments:
Unrealized loss (gain) on derivative contracts, excluding QP Hedges	$0.1	3.0	(3.2)
Unrealized foreign exchange (gain) loss	$(0.8)	0.2	(0.7)
Loss on remeasurement of share-based payments	$1.2	9.4	7.6
Adjusted EBITDA	$358.6	273.0	91.8

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Net cash generated from (used in) operating activities	$209.8	244.3	(9.9)
Adjusted for:
Additions to property, plant and equipment[1]	$(48.6)	(67.4)	(123.5)
Value-added tax receivables, net[2]	$5.6	1.6	7.6
Lease payments	$(5.4)	(5.0)	(3.4)
Interest and other borrowing costs paid[3]	$(4.1)	(7.9)	(4.1)
Free cash flow	$157.3	165.6	(133.3)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows
3.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net Cash to Cash and Cash Equivalents

In millions of U.S. dollars	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Cash and cash equivalents	$130.0	119.5	106.5
Adjusted for:
Debt	$—	(27.6)	(193.1)
Lease-related obligations	$(101.1)	(105.6)	(86.5)
Deferred finance charges	$—	(2.4)	(1.9)
Net cash (debt)	$28.9	(16.1)	(175.0)

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Cash and cash equivalents	$130.0	119.5	106.5
Available credit of the Debt Facility	$336.9	306.8	91.1
Available liquidity	$466.9	426.3	197.6

Table 11: Reconciliation of Unit Cost Measures to Production Costs

Three Months Ended

In millions of U.S. dollars, unless otherwise noted	Mar 31, 2026		Dec 31, 2025		Mar 31, 2025
Gold sold (oz AuEq)	109,222		105,946		60,568
Gold sold (oz)	81,233		87,262		59,756
Tonnes mined - ELG open pit (kt)	—		—		672
Tonnes mined - ELG underground (kt)	276		292		187
Tonnes mined - Media Luna underground (kt)[1]	682		649		100
Tonnes processed (kt)	944		985		705
Total cash costs:
Total cash costs ($) - gold equivalent basis	167.5		158.8		61.8
Total cash costs per oz AuEq sold ($)	1,534		1,499		1,020
Total cash costs ($) - gold only basis	31.5		64.4		59.5
Total cash costs per oz sold ($)	388		738		996
Breakdown of production costs	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	—	—	—	—	6.0	8.87
Mining - ELG underground	21.8	78.89	21.7	74.29	15.0	80.45
Mining - Media Luna underground[1]	33.0	48.39	36.1	55.62	—	—
Processing	47.1	49.88	47.5	48.23	25.2	35.72
Site support	26.3	27.85	25.3	25.69	8.1	11.53
Mexican profit sharing (PTU)	9.4	9.95	9.2	9.34	2.1	2.98
Inventory movement	4.8		(2.2)		(1.5)
Concentrate logistics	5.5		4.3		—
Other	3.4		3.4		1.3
Production costs	151.3		145.3		56.2

1.	Media Luna underground tonnes mined and mining costs for 2025 are reported post the declaration of commercial production on May 1, 2025.

Table 12: Mineral Reserve Estimate (December 31, 2025)

Property	Deposit	Reserve Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna	Proven	7,396	2.93	25.7	0.82	696	6,106	134	4.60	1,095
	Underground	Probable	15,210	2.41	21.9	0.82	1,178	10,719	273	4.02	1,968

		Proven/Probable	22,607	2.58	23.1	0.82	1,874	16,825	408	4.21	3,062

	Media Luna	Proven	—	—	—	—	—	—	—	—	—
	North	Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

	Underground	Proven/Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

	ELG	Proven	1,412	4.36	7.2	0.31	198	328	10	4.96	225
	Underground	Probable	3,598	4.17	7.2	0.29	482	828	23	4.74	548

		Proven/Probable	5,011	4.22	7.2	0.30	680	1,157	33	4.80	773

	ELG	Proven	—	—	—	—	—	—	—	—	—
	Open Pit	Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

		Proven/Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

	Stockpiles	Proven	5,876	1.15	3.5	0.10	218	669	13	1.23	233
		Probable	—	—	—	—	—	—	—	—	—

		Proven/Probable	5,876	1.15	3.5	0.10	218	669	13	1.23	233

	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Torex (All)	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2019) guidelines.

2.	Mineral reserves are founded on Measured and Indicated Resources, with an effective date of December 31, 2025, unless otherwise noted.

3.	Mineral reserves are considered appropriate for metal prices of $1,650/oz gold (“Au”), $21/oz silver (“Ag”), and $3.85/lb copper (“Cu”), unless otherwise noted.

4.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

5.	AuEq on a total basis is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.

6.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., an independent contractor and former VP of Mines Technical Services for Torex Gold.

7.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

8.	Morelos - Media Luna Underground:

a) Mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b) Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.

c) AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

9.	Morelos - Media Luna North Underground:

a) Mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.

b) Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.

c) AuEq = Au (gpt) + (Ag (gpt) * 0.0126) + (Cu (%) * 1.6539).

10.	Morelos - ELG Underground:

a) Mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b) Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

c) AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

11.	Morelos - ELG Open Pit:

a) ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.

b) Assumes average metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu.

c) Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

d) AuEq = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697).

12.	Morelos - Stockpiles:

a) Stockpiles include open pit and underground material previously mined.

b) Open pit stockpiles assumed metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu and underground stockpiles assume 90% Au, 86% Ag, and 93% Cu.

c) AuEq (blended) = Au (gpt) + (Ag (gpt) * 0.0056) + (Cu (%) * 0.5948) based on AuEq (open pit) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and AuEq (underground) = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

Table 13: Mineral Resource Estimate (December 31, 2025)

Property	Deposit	Resource Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna	Measured	9,618	3.03	28.2	0.92	936	8,728	196	4.88	1,508
	Underground	Indicated	24,070	2.33	23.5	0.87	1,800	18,165	461	4.03	3,115

		Measured/Indicated	33,687	2.53	24.8	0.88	2,736	26,893	656	4.27	4,623

		Inferred	8,211	2.26	19.3	0.84	596	5,087	152	3.86	1,018
	Media Luna	Measured	—	—	—	—	—	—	—	—	—
	North	Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

	Underground	Measured/Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

		Inferred	9,687	1.78	31.9	1.08	554	9,936	230	3.94	1,226
	Media Luna	Measured	—	—	—	—	—	—	—	—	—
	West	Indicated	—	—	—	—	—	—	—	—	—

	Underground	Measured/Indicated	—	—	—	—	—	—	—	—	—

		Inferred	3,079	4.49	8.6	0.35	445	848	23	5.11	506
	ELG	Measured	3,974	4.01	6.1	0.26	512	775	22	4.50	575
	Underground	Indicated	7,364	3.57	6.0	0.24	845	1,427	39	4.03	955

		Measured/Indicated	11,338	3.72	6.0	0.25	1,357	2,203	62	4.20	1,530

		Inferred	1,074	3.92	6.4	0.29	135	220	7	4.46	154
	ELG	Measured	—	—	—	—	—	—	—	—	—
	Open Pit	Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Measured/Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Inferred	6	3.56	5.9	0.45	1	1	0	3.70	1

	Total	Measured/Indicated	53,146	2.73	21.0	0.78	4,672	35,874	910	4.25	7,262

		Inferred	22,057	2.44	22.7	0.85	1,731	16,093	412	4.10	2,906
Los Reyes	Open Pit	Measured	—	—	—	—	—	—	—	—	—
	Mill	Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Measured/Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Inferred	7,211	0.89	42.8	—	207	9,916	—	1.36	316
	Underground	Measured	—	—	—	—	—	—	—	—	—
	Mill	Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Measured/Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Inferred	4,055	2.10	78.6	—	273	10,247	—	2.96	386

	Open Pit	Measured	—	—	—	—	—	—	—	—	—
	Heap Leach	Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Measured/Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Inferred	5,944	0.30	7.3	—	58	1,398	—	0.33	64

	Total	Measured/Indicated	49,042	0.95	34.2	—	1,491	53,995	—	1.30	2,047

		Inferred	17,210	0.97	39.0	—	538	21,561	—	1.38	765

Torex (All)	Total	Measured/Indicated	102,188	1.88	27.4	0.40	6,163	89,870	910	2.83	9,309

		Inferred	39,267	1.80	29.8	0.48	2,269	37,654	412	2.91	3,671

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (2014) and Estimation of Mineral Resource and Mineral Reserve Best Practice guidelines (2019).

2.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.

3.	Mineral resources are inclusive of mineral reserves (excluding stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.

5.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Notes to accompany Morelos mineral resources:

1.	The effective date of the estimates is December 31, 2025.

2.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2025.

3.	Mineral resources for Morelos are based on underlying metal prices of $1,800/oz gold (“Au”), $24/oz silver (“Ag”), $4.10/lb copper (“Cu”), unless otherwise noted.

4.	The preparation of the estimates was prepared by Rochelle Collins, P. Geo. (Ontario), Principal, Mineral Resources for Torex Gold.

5.	Morelos - Media Luna Underground:

a) Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

b) Mineral resources were estimated using ID3 method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 mx 2.5 m sub-blocks.

c) Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

d) The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

e) AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140).

6.	Morelos - Media Luna North Underground:

a) Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining method is long-hole open stoping.

b) Mineral resources were estimated using ID3 method applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c) Assumes metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.

d) The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

e) AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145).

7.	Morelos - Media Luna West Underground:

a) Mineral resources are reported above a 2.1 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

b) Mineral resources were estimated using ID3 method applied to 3.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m.

c) Assumes metallurgical recoveries of 88% Au, 75% Ag, and 85% Cu.

d) The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

e) AuEq = Au (gpt) + (Ag (gpt) * 0.0114) + (Cu (%) * 1.5086).

8.	Morelos - ELG Underground:

a) Mineral resources are reported above a 2.2 gpt AuEq cut-off grade. The assumed underground mining method is mechanized cut-and-fill.

b) Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c) Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

d) The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

e) AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140).

9.	Morelos - ELG Open Pit:

a) Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

b) Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

c) Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

d) The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

e) AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2632).

Notes to accompany Los Reyes mineral resources:

1.	The effective date of the estimates is October 15, 2024.

2.	Mineral resources for Los Reyes are based on underlying metal prices of $1,950/oz Au and $25.24/oz Ag, unless otherwise noted.

3.	The estimate was prepared by John Sims, President of Sims Resources LLC, an independent contractor and QP as a CPG member with AIPG.

4.	Los Reyes - Open Pit (Mill and Heap Leach):

a) Open Pit Resource estimates are based on economically constrained open pits generated using the Hochbaum Pseudoflow algorithm in Datamine’s Studio NPVS and the following optimization parameters:

b) Assumes mill recoveries of 95.6% for Au and 81% for Ag and heap leach recoveries of 73% Au and 25% Ag.

c) Pit slopes by area ranging from 42-47 degrees overall slope angle.

d) 5% ore loss and 5% dilution factor applied to the 5 m x 5 m x 5 m open pit resource block models.

e) Mining costs of $2.00 per tonne of waste mined and $2.50 per tonne of ore mined. Milling costs of $16.81 per tonne processed. Heap leach costs of $5.53 per tonne processed. G&A cost of $2.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

f) A 0.17 gpt gold only cutoff was applied to ex-pit processed material (which is above the heap-leaching NSR cutoff).

g) AuEq (Open Pit Mill) = Au (gpt) + (Ag (gpt) * 0.0110) and AuEq (Open Pit Heap Leach) = Au (gpt) + (Ag (gpt) * 0.0046).

5.	Los Reyes - Underground (Mill):

a) Underground Resource estimates are based on economically constrained stopes generated using Datamine’s Mineable Shape Optimizer (MSO) algorithm and the following optimization parameters:

b) Diluted to a minimum 4 m stope width with a 98% mining recovery.

c) Assumes mill recoveries of 95.6% for Au and 81% for Ag.

d) Mechanized cut-and-fill mining with a $60.00 per tonne cost. Milling costs of $16.81 per tonne processed. G&A cost of $4.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

e) AuEq (Underground Mill) = Au (gpt) + (Ag (gpt) * 0.0110).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSONS

The technical and scientific information contained in this press release pertaining to metal production and 2026 production guidance has been reviewed and approved by Miguel Pimentel P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information contained in this press release pertaining to mineral resources has been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex

Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this press release pertaining to mineral reserves for the Morelos Complex has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., a contractor to Torex Gold (previously served as Vice-President, Mines Technical Services for the Company) and a Qualified Person under NI 43-101.

The scientific and technical data contained in this press release pertaining to mineral resources for Los Reyes have been reviewed and approved by John Sims, President of Sims Resources LLC, an independent contractor and qualified person as a CPG member with AIPG, and a Qualified Person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to production and cost performance for the remainder of 2026 and beyond (including that gold equivalent production is tracking to plan, expected second quarter production levels, and expected increases and cost improvements in the second half of 2026); the Company’s ability to continue to generate significant free cash flow and deliver on its capital allocation priorities; the timing and amount of returns to shareholders under the Company’s enhanced return of capital program (including the targeted return of $350.0 million in 2026 through a combination of share repurchases and dividends), the declaration and payment of dividends, and the Company’s plans with respect to the NCIB; the Company’s ability to deliver significant free cash flow while also delivering on its capital allocation priorities; the timing for the release of a preliminary economic assessment for Los Reyes and the Company’s expectations regarding the long-term value of Los Reyes; project development timelines and expectations for Media Luna North and Los Reyes; expected timelines and investments in exploration and drilling at Morelos, Los Reyes, and at the assets in Chihuahua and Nevada (including the Company’s ability to put in place conditions to allow a safe return to drilling at Los Reyes); and the upcoming President and CEO transition (including the appointment and announcement of a new CFO). Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,”, or “well positioned to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life Of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2025, and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2026 or other unknown but potentially significant impacts. Forward-Looking Information and statements are based on the assumptions discussed in the Technical Report, AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made, including without limitation, that political and legal developments will be consistent with current expectations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information.

The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/296220